UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                      )
PokerTek, Inc.

(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

730864204
(CUSIP Number)

Patrick J. Ramsey
Chief Executive Officer
Multimedia Games Holding Company, Inc.
206 Wild Basin Road South
Austin, Texas 78746
(512) 334-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Todd F. McTavish, Esq.
Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer
Multimedia Games Holding Company, Inc.
206 Wild Basin Road South
Austin, Texas 78746
(512) 334-7500

April 29, 2014
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 730864204

1 NAMES OF REPORTING PERSONS             MULTIMEDIA GAMES HOLDING COMPANY, INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 74-2611034

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [_] (b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER:     0

8 SHARED VOTING POWER:     3,847,920*†

9 SOLE DISPOSITIVE POWER:     0

10 SHARED DISPOSITIVE POWER:     3,847,920*†

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:     3,847,920*†

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.3%*

14 TYPE OF REPORTING PERSON: CO

* Beneficial ownership of the common stock, no par value per share ("Common Stock"), of PokerTek, Inc. referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The shares of Common Stock over which the reporting persons may be deemed to have shared voting and dispositive power are comprised of the (i) 3,431,920 outstanding shares of Common Stock and (ii) options to purchase 416,000 shares of Common Stock (that are currently exercisable or exercisable within 60 days of April 29, 2014) which are currently subject to the Voting Agreement described in Items 3 and 4 hereof.

The calculation of the percentage set forth in Row 13 above is based on 9,367,553 shares of Common Stock issued and outstanding as of April 29, 2014, which number is based on the representations made by PokerTek, Inc. in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

† See Items 4, 5 and 6 of this Schedule 13D.

CUSIP NO. 730864204

1 NAMES OF REPORTING PERSONS     MULTIMEDIA GAMES, INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 73-1441316

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [_] (b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER:     0

8 SHARED VOTING POWER:     3,847,920*†

9 SOLE DISPOSITIVE POWER:     0

10 SHARED DISPOSITIVE POWER:     3,847,920*†

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:     3,847,920*†

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.3%*

14 TYPE OF REPORTING PERSON: CO

* Beneficial ownership of the common stock, no par value per share ("Common Stock"), of PokerTek, Inc. referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The shares of Common Stock over which the reporting persons may be deemed to have shared voting and dispositive power are comprised of the (i) 3,431,920 outstanding shares of Common Stock and (ii) options to purchase 416,000 shares of Common Stock (that are currently exercisable or exercisable within 60 days of April 29, 2014) which are currently subject to the Voting Agreement described in Items 3 and 4 hereof.

The calculation of the percentage set forth in Row 13 above is based on 9,367,553 shares of Common Stock issued and outstanding as of April 29, 2014, which number is based on the representations made by PokerTek, Inc. in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

† See Items 4, 5 and 6 of this Schedule 13D.

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this "Statement") relates to the common stock, no par value per share (the "Common Stock"), of PokerTek, Inc., a North Carolina corporation (the "Company"). The Company's principal executive offices are located at 1150 Crews Rd Suite F, Matthews, NC 28105.

ITEM 2. IDENTITY AND BACKGROUND.

(a) - (c) and (f)

This Statement is being filed by Multimedia Games Holding Company, Inc., a Texas corporation (“MGAM”) and Multimedia Games, Inc., a Delaware corporation and wholly owned subsidiary of MGAM (“Multimedia Games” and, together with MGAM, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is 206 Wild Basin Road South, Building B, Austin, Texas 78746.

MGAM is a publicly traded corporation which, through Multimedia Games, designs, manufactures and supplies gaming machines and systems to commercial and Native American casino operators in North America, as well as domestic and selected international lottery operators, and commercial bingo gaming facility operators.

The name, business address, present principal occupation or employment and the citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

(d) and (e)

During the last five years, neither the Reporting Persons, nor, to the knowledge of any Reporting Person, any of the persons listed on Schedule A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As more fully described in Item 4 hereof, as an inducement for Multimedia Games and Merger Sub (as defined in Item 4 below) to enter into the Merger Agreement, and in consideration thereof, on April 29, 2014, Lyle A. Berman, James T. Crawford, Joseph J. Lahti, Arthur L. Lomax, Mark D. Roberson, and Gehrig H. White, in each case as a shareholder and/or an option holder of the Company and members of the Company’s management and/or members of the Board (collectively, the "Shareholders"), entered into a voting agreement with Multimedia Games (the “Voting Agreement”) pursuant to which, among other things, each Shareholder agreed to vote their shares of Common Stock set forth on Schedule 1 to the Voting Agreement (the “Covered Shares”) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby.

By reason of Multimedia Games entering into the Voting Agreement with the Shareholders, Multimedia Games may be deemed to have acquired beneficial ownership of the Covered Shares that are the subject of the Voting Agreement. In addition, by virtue of its direct ownership of all of the capital stock of Multimedia Games, MGAM may be deemed to have acquired beneficial ownership of the Covered Shares that are the subject of the Voting Agreement. As of the date hereof, Multimedia Games did not purchase the Covered Shares. Multimedia Games did not pay any additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreement, and the transactions contemplated by the Voting Agreement do not require the expenditure of any funds. Multimedia Games anticipates that it will fund the Merger Consideration (as defined in Item 4 below) to be paid by it pursuant to the Merger Agreement at the completion of the Merger (as defined in Item 4 below) through its working capital. For a more detailed description of the Voting Agreement and the Merger Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4. PURPOSE OF THE TRANSACTION.

Merger Agreement

On April 29, 2014, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Multimedia Games and 23 Acquisition Co., a North Carolina corporation and wholly owned subsidiary of Multimedia Games ("Merger Sub"). The Merger Agreement provides that, subject to certain conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Multimedia Games (the "Merger").

At the effective time and as a result of the Merger, each share of common stock of the Company issued and outstanding immediately prior to the Effective Time (other than shares owned by the Company, Multimedia Games or Merger Sub and shares owned by shareholders of the Company who have perfected and not withdrawn a demand for appraisal rights under North Carolina law) will automatically be canceled and converted into the right to receive $1.35 in cash, without interest (the “Merger Consideration”), and each option outstanding (whether or not then vested or exercisable) that represents the right to acquire shares of common stock of the Company will be canceled and terminated whereby the holder of any such option to acquire common stock of the Company shall receive an amount for each such option equal to the excess, if any, of (i) the Merger Consideration over (ii) the exercise price payable in respect of such share of common stock of the Company issuable upon exercise of such option.

The Merger Agreement contains customary representations, warranties and covenants. The consummation of the Merger is subject to customary conditions, including, without limitation, (a) approval by the holders of a majority of the outstanding shares of common stock of the Company entitled to vote on the Merger and (b) the absence of any law, order, injunction or other legal restraint prohibiting the Merger. Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including, without limitation, (i) the accuracy of the other party’s representations and warranties (subject to customary qualifiers), and (ii) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary qualifiers). In addition, the obligation of Multimedia Games and Merger Sub to consummate the Merger is conditioned upon (1) certain required consents having been obtained, (2) the receipt of certain approvals from gaming regulators, (3) holders of not more than five percent (5%) of the outstanding shares of common stock of the Company having exercised their appraisal rights, and (4) there not being any Company Material Adverse Effect (as defined in the Merger Agreement).

Upon consummation of the Merger, the officers and directors of Merger Sub immediately prior to the effective time of the Merger will be the initial officers and directors of the surviving corporation.

From the date of the Merger Agreement, subject to certain exceptions, the Company is subject to customary “no-shop” restrictions on its ability to solicit or respond to alternative takeover proposals from third parties, furnish information to and engage in discussions with third parties regarding alternative takeover proposals, recommend an alternative takeover proposal or enter into an agreement with respect to an alternative takeover proposal. The Merger Agreement contains certain termination rights for the Company and Multimedia Games, including the right of the Company under certain circumstances to terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement) and enter into a definitive agreement with respect thereto.

Following the consummation of the Merger, Multimedia Games intends that the Common Stock will cease to be listed on the Nasdaq Capital Market and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The summary of the Merger Agreement contained in this Item 4 is qualified in its entirety by reference to the complete Merger Agreement, which is incorporated herein by reference to Exhibit 1 hereto.

Voting Agreement

As noted in Item 3 above, in connection with the Merger Agreement, as a condition to the willingness of Multimedia Games and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, the Shareholders entered into the Voting Agreement with Multimedia Games. Pursuant to the Voting Agreement, each of the Shareholders has agreed to vote all of the shares of common stock of the Company owned beneficially (or of record) by such Shareholder, including, but not limited to, any shares of common stock of the Company that such voting shareholder has the right to vote due to any agreement, proxy or other similar right (i) in favor of adoption of the Merger Agreement and in favor of the Merger, (ii) against (A) any proposal made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger or any other transaction contemplated by the Merger Agreement, (B) any Company Takeover Proposal (as defined in the Merger Agreement), including a Superior Proposal (as defined in the Merger Agreement), (C) any change in the  management or the Board of the Company (other than as contemplated by the Merger Agreement), (D) any sale or transfer of a material amount of the assets or capital stock of the Company or any of its subsidiaries, (E) any action, matter, agreement or proposal submitted to shareholders of the Company for approval, if it could reasonably be expected that, or if such Shareholder has actual knowledge that the approval of such action, matter, agreement or proposal would result in a breach of any representation, warranty, covenant or agreement or any other obligation of the Company under the Merger Agreement, and (F) any action, proposal, transaction or agreement that is intended or could reasonably be expected to impede, interfere with, delay, discourage, inhibit, postpone, or adversely affect the Merger or the other transactions contemplated by the Merger Agreement.  The Shareholders own approximately 36.6% of the shares (not including shares, if any, that may be issued upon the exercise of options) entitled to vote on the Merger.

Each of the Shareholders has granted to Patrick J. Ramsey and Todd F. McTavish, each in his capacity as an officer of Multimedia Games, a proxy to vote all of such Shareholder’s shares in accordance with the provisions of the Voting Agreement.

The summary of the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the complete Voting Agreement, which is incorporated herein by reference to Exhibit 2 hereto.

Other than as described in this Statement or as contemplated by the Merger Agreement and the Voting Agreement, the Reporting Persons do not have, and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto have, any plans or proposals which relate to, or may result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of this Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

As of April 29, 2014 and as of the date hereof, the Reporting Persons are not the holders of any shares of Common Stock. For purposes of Rule 13d-3 under the Exchange Act, however, as a result of entering into the Voting Agreement, the Reporting Persons may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 3,847,920 shares of Common Stock that are beneficially owned by the Shareholders and that are subject to the Voting Agreement, which represent approximately 39.3% of the Company's outstanding Common Stock. This percentage is calculated based on a total of 9,367,553 shares of Common Stock outstanding as of April 29, 2014, which number of total outstanding shares is based on the representations made by the Company in the Merger Agreement. Notwithstanding the preceding, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the knowledge of the Reporting Persons, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A hereto.

(c)

Except as described in this Statement, neither the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule A hereto, has effected any transaction in the Common Stock during the past sixty days.

(d)

To the knowledge of the Reporting Persons, other than the Shareholders party to the Voting Agreement, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such the shares of Common Stock subject to the Voting Agreement and reported in this Statement.

(e)

Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the arrangements described in Items 3, 4 or 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule A hereto, or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information set forth under Items 3, 4 and 5 of this Statement and the Exhibits filed herewith are incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1
Agreement and Plan of Merger, dated as of April 29, 2014, by and among PokerTek, Inc., Multimedia Games, Inc. and 23 Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PokerTek, Inc. on April 30, 2014).

EXHIBIT 2
Voting Agreement, dated April 29, 2014, by and among Multimedia Games, Inc. and the shareholders and option holders of PokerTek, Inc. signatories thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PokerTek, Inc. on April 30, 2014).

EXHIBIT 3	Joint Filing Agreement, dated as of May 9, 2014 (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated: May 9, 2014

Multimedia Games Holding Company, Inc.

By: /s/ Patrick J. Ramsey
--------------------------------------
Name: Patrick J. Ramsey
Title: CEO

Multimedia Games, Inc.

By: /s/ Patrick J. Ramsey
--------------------------------------
Name: Patrick J. Ramsey
Title: CEO

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF MULTIMEDIA GAMES HOLDING COMPANY, INC.

The following table sets forth the name and current principal occupation or employment of each director and executive officer of Multimedia Games Holding Company, Inc. (“MGAM”). Unless otherwise indicated, each occupation or employment set forth opposite an individual’s name refers to a position with MGAM. Unless otherwise indicated, the business address of each individual below is c/o Multimedia Games Holding Company, Inc., 206 Wild Basin Road South, Building B, Austin, TX 78746. Each individual below is a citizen of the United States of America, except Mr. Ives, who is a citizen of the United Kingdom.

Name	Present Principal Occupation or Employment
Stephen J. Greathouse	Chairman of the Board of Directors
Stephen P. Ives	Director
Neil E. Jenkins	Executive Vice President, Secretary and General Counsel, Lawson Products, Inc., 8770 West Bryn Mawr Avenue, Suite 900, Chicago, IL 60631
Michael J. Maples	Director
Justin A. Orlando	Managing Director, Saja Capital Management, LLC, 535 Hudson Street, Suite 5C, New York, NY 10016
Robert D. Repass	Partner, Maxwell, Locke & Ritter, 401 Congress Avenue Suite 1100, Austin, TX 78701
Patrick J. Ramsey	Director, Chief Executive Officer
Adam Chibib	President and Chief Financial Officer
Todd F. McTavish	Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer
Mick Roemer	Senior Vice President, Sales
Joaquin J. Aviles	Vice President, Technology

DIRECTORS AND EXECUTIVE OFFICERS OF MULTIMEDIA GAMES, INC.

The following table sets forth the name and current principal occupation or employment of each director and executive officer of Multimedia Games, Inc. (“Multimedia Games”). Unless otherwise indicated, each occupation or employment set forth opposite an individual’s name refers to a position with Multimedia Games. Unless otherwise indicated, the business address of each individual below is c/o Multimedia Games, Inc., 206 Wild Basin Road South, Building B, Austin, TX 78746. Each individual below is a citizen of the United States of America.

Name	Present Principal Occupation or Employment
Patrick J. Ramsey	Director, Chief Executive Officer
Adam Chibib	Director, President and Chief Financial Officer
Todd F. McTavish	Director, General Counsel, Corporate Secretary and Chief Compliance Officer

EXHIBIT 3
JOINT FILING AGREEMENT

This agreement will confirm the agreement by and among the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, no par value per share, of PokerTek, Inc., a North Carolina corporation, is being filed on behalf of the undersigned.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing of the Schedule 13D and that this agreement may be included as an exhibit to such joint filing.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

Dated: May 9, 2014

Multimedia Games Holding Company, Inc.

By: /s/ Patrick J. Ramsey
--------------------------------------
Name: Patrick J. Ramsey
Title: CEO

Multimedia Games, Inc.

By: /s/ Patrick J. Ramsey
--------------------------------------
Name: Patrick J. Ramsey
Title: CEO